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SECU[...] 09040618 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 400
(No. and Street)

Santa Monica (City) | CA (State) | 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Higgins | (310) 455-6958 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street (Address) | Los Angeles (City) | CA (State) | 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SVETLANA KIRIC
Commission # 1697180
Notary Public - California
Los Angeles County
My Comm. Expires Oct 2, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Montgomery & Co., LLC
(a Delaware limited liability company)
December 31, 2008
With Report of Independent Registered
Public Accounting Firm

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418
Tel: +1 213 977 3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Montgomery & Co., LLC

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Montgomery & Co., LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 30, 2009

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 17,138,964
Accounts receivable	728,001
Investments, at fair value (cost of $782,529)	806,757
Fixed assets, net of accumulated depreciation of $2,223,598	2,824,112
Prepayments and other assets	2,864,108
Total assets	$ 24,361,942
Liabilities and members' equity	
Liabilities:	
Bonus payable	$ 7,539,358
Distributions payable to members	1,439,525
Deferred rent	1,095,224
Accrued expenses and other liabilities	1,296,574
Total liabilities	11,370,681
Members' equity:	
Common	(520,956)
Class A	(2,930,247)
Class B	1,869,473
Class C	934,737
Class D	12,499,995
Class D-1	2,429,584
Notes receivable from members	(1,291,325)
Total members' equity	12,991,261
Total liabilities and members' equity	$ 24,361,942

See accompanying notes.

Montgomery & Co., LLC
(a Delaware limited liability company)

Notes to Statement of Financial Condition

December 31, 2008

1. Organization

Montgomery & Co., LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on merger and acquisition and private placement advisory services for growth companies in the health care, information technology, communications, and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies.

2. Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

Bonus Payable

The Company records incentive compensation for its employees which is unpaid at December 31, 2008, as bonus payable in the statement of financial condition. Accrued bonus amounts are based on both formulas established by, and discretionary decisions made by, the Company's compensation committee. All bonus payable amounts were paid subsequent to December 31, 2008.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is longer. Expenditures for repairs and maintenance are charged to expense as incurred, while renewals and improvements are capitalized. Useful lives by asset category are as follows:

Computers and equipment	3-5 years
Internally developed computer software	5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Estimated useful life or remaining lease term, whichever is shorter

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

At December 31, 2008, investments are stated at fair value. Marketable securities are valued based on published price quotations for their last reported sales price. Non-marketable securities are carried at estimated fair value as determined by management. In making the valuation of its non-marketable securities, the Company takes into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment. In addition, the Company has relied on financial data and representations of the investee, on its own estimates, Black-Scholes option-pricing models, and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material.

3. Fair Value of Financial Instruments

The Company adopted Statement of Financial Accounting Standard 157, *Fair Value Measurements* (SFAS No. 157) on January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's financial statements. In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition at fair value are classified and disclosed in one of the following categories:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an accessible and active market as of the measurement date. As required by SFAS No. 157, the Company does not adjust the quoted price for these assets and liabilities, even in situations where the Company holds large positions and a purchase or sale could reasonably impact the quoted price.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or whose values are based on pricing inputs that are both significant to the overall fair value measurement and observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The selection of inputs and pricing techniques will typically require a significant amount of judgment and will involve assumptions about what a market participant would use to price the asset or liability.

3. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Investments in securities	$ 107,744	$ –	$ 699,013	$ 806,757

4. Income Taxes

The Company is generally not subject to federal or state taxes and, accordingly, no provision for income taxes has been made in the accompanying statement of financial condition.

On December 30, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48), for Certain Nonpublic Enterprises* (FSP 48-3), which deferred the effective date of FIN 48 for the Company. The Company has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimatable. FIN 48 requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning balance of members' equity upon adoption. Based on its continued analysis, the Company has determined that the adoption of FIN 48 will not have a material impact to the Company's statement of financial condition.

5. Related-Party Transactions

The Company is the managing member of two affiliated companies: Montgomery Manager LLC and Montgomery MM Manager LLC. Management fees related to these entities are payable to the Company, in addition to any out-of-pocket expenses the Company may incur. Additionally, several employees of the Company are members of these entities.

The Company is a general partner of Shah Management Partners, which is the general partner in the private equity fund Shah Capital Partners. Some partners of Shah Capital Partners and Shah Management Partners are also Class D members of Montgomery & Co., LLC.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2008:

Computers and equipment	$ 542,770
Customer relationship management software	359,028
Furniture and fixtures	664,137
Leasehold improvements	3,481,775
Less accumulated depreciation	(2,223,598)
	$ 2,824,112

7. Deferred Rent

The Company leases office facilities and equipment under various operating lease arrangements. These leases contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the lease term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term. The excess or deficit of rent expense recognized over rent paid is recorded as an increase or decrease to deferred rent in the accompanying statement of financial condition.

In addition, in connection with the lease agreement entered into by the Company on its San Francisco premises on January 5, 2005, the Company received a tenant leasehold improvement allowance in the amount $754,040, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term with the amortization being treated as a reduction to rent expense.

8. Members' Equity

Under the amended and restated operating agreement (the Operating Agreement), the Company has issued the following unit classes: Common Units, Class A Units, Class B Units, Class C Units, Class D Units and Class D-1 Units. Common Units and Class A Units have been issued to employee partners of the Company. The Class B, Class C, Class D and Class D-1 Units have been issued to certain nonemployee institutional investors. The amount and type of units outstanding, distribution preferences, redemption provisions, and voting rights for each class of member are subject to provisions of the Operating Agreement.

9. Commitments

At December 31, 2008, the Company was obligated under noncancelable operating leases for office spaces, through June 30, 2015, on which the annual minimum lease payments are as follows:

Year ending December 31:	
2009	$ 1,660,258
2010	1,588,237
2011	527,592
2012	527,592
2013	527,592
Thereafter	791,388
	$ 5,622,659

For its San Francisco, New York and Santa Monica premises, the Company has delivered letters of credit to the landlords in the amounts of $219,830, $184,000, and $300,000, respectively, as protection for the full and faithful performance by the Company for all of its obligations under the lease agreement and for all losses and damages the landlord may suffer. No amounts have been used against the letters of credit as of December 31, 2008. The Company maintains a restricted cash deposit of $651,000 to secure the letters of credit on the San Francisco, New York, and Santa Monica leases. This amount is included in other assets in the statement of financial condition.

On August 1, 2008, the Company entered into a revolving line of credit agreement with Wells Fargo Bank in the amount of $3.0 million. Each draw bears interest at the prime rate less 0.25% annually. The Company pays an annual unused commitment fee of 0.125%, payable quarterly in arrears. No amounts have been used against the revolving line of credit as of December 31, 2008.

The Company has entered into partnership agreements with related parties Montgomery Manager LLC and Montgomery MM Manager LLC, and has committed to fund capital to these partnerships in the amounts of $104,214 and $82,386, respectively. As of December 31, 2008, $91,875 has been funded to Montgomery Manager LLC and $41,396 has been funded to Montgomery MM Manager LLC. Outstanding commitments of $12,339 and $40,990 may be called by the partnerships as outlined in their respective operating agreements.

10. Indemnification Arrangements

The Company's Operating Agreement obligates the Company to indemnify Members from, and against, any and all losses they incur in connection with the Company, its properties, business or affairs. This indemnity does not extend to any conduct which constitutes recklessness, willful misconduct or gross negligence as determined by a court of competent jurisdiction following the expiration of all appeals. The Company has never had and is not currently aware of any facts that would give rise to a claim for indemnification under the Operating Agreement and such possible claims are considered remote.

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. Summarized net capital information for the Company at December 31, 2008, is as follows:

Net capital	$ 5,859,865
Required net capital	685,030
Excess net capital	$ 5,174,835
Ratio of aggregate indebtedness to net capital	1.75 to 1

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